Exhibit 99.1

UBIC, Inc. Reports Unaudited Fourth Quarter and Full Fiscal Year 2014 Financial Results

4Q14 Net sales from eDiscovery solutions Up 38.0% YOY to JPY2,144 million

4Q14 Net sales from forensic services Up 27.6% YOY to JPY240 million

TOKYO, February 13, 2014 — UBIC, Inc. (NASDAQ: UBIC; TSE: 2158) (“UBIC” or “the Company”), a leading provider of Asian-language eDiscovery solutions and services, today announced its unaudited financial results for the fourth quarter (“fourth quarter 2014”) and fiscal year ended March 31, 2014. All figures are prepared in accordance with the generally accepted accounting principles of Japan (“Japanese GAAP”).

Fiscal Year 2014 Financial Highlights

•                  Net sales decreased by 10.9% year-over-year to JPY4,172 million (US$40.5 million).

•                  Gross profit decreased by 34.8% year-over-year to JPY1,862 million (US$18.1 million).

•                  Net sales from eDiscovery solutions increased by 38.0% year-over-year to JPY2,144 million (US$20.8 million).

•                  Net sales from forensic services increased by 27.6% year-over-year to JPY240 million (US$2.3 million).

“The fiscal year 2014 was an important year for UBIC in terms of technology-development, brand-building, and pipeline-expansion,” stated Masahiro Morimoto, UBIC’s Chairman and Chief Executive Officer. “We are also excited to embark on a new year of full-fledged growth, capitalizing on our proven technology and strong brand. We are excited to experience continued expansion in our growing eDiscovery solutions business which grew by 38.0% year-over-year to JPY2,144 million (US$20.8 million) due to strong demand in the Korean market.  In addition, our forensics services business grew by 27.6% year-over-year to JPY240 million (US$2.3 million). We also saw very impressive growth in our intellectual property (“IP”) support business; though still in a nascent stage, we have high expectations for this segment.”

“Over the past year, we have greatly enhanced our product offering and strengthened our technical capabilities across the board. In March, we released our Email Auditor, a software application that intelligently monitors email correspondence across an entire organization’s email communications infrastructure to identify questionable correspondence and behaviors. In May, we released our Big Data Case Management System (litigation version), which can process up to 200 terabytes (“TB”) of data per application. On June 1st, we are also proud to launch our newly developed digital forensic tool, Lit i View® ANALYZER, which is designed specifically to help U.S. investigative and law enforcement agencies. Through the enhancement of our offering, we can better capitalize on the relationships and brand-building we achieved in the US market over the past year, creating a virtuous cycle of business opportunities going forward.”

“Having achieved our core objectives for fiscal 2014 such as listing in the US, developing cutting-edge technologies and strategic projects, and enhancing the group’s public relations capabilities, we believe we are well-positioned to achieve full-fledged growth in fiscal 2015 both operationally and financially through executing around our key growth strategies. Now that we have developed a robust product offering, we will focus on driving their adaption through accelerating our promotional and marketing initiatives, expanding our overall product portfolio and cultivating relationships with business partners that can help us reach new markets and expand into other areas like healthcare, intellectual property, financial engineering and so on. On the intellectual property front, we hope to develop and implement an artificial-intelligence-powered IP support system to efficiently handle IP related case work and further grow this business segment. To complement our product development capabilities, we will continue to support public relations initiatives to further build our brand and increase sales in key lucrative regions like the U.S., Korea and Taiwan. Lastly, as a truly global company, the group will focus heavily on enhancing its global management systems, by solidifying a top-down management structure that is both flexible and adaptable based on bottom-up regional feedback. By maintaining corporate control of our global operations but tailoring our approach based on the unique characteristics of each market we will be able to better achieve our regional marketing and sales objectives.”

Fourth Quarter Financial Results for the year ending March 2014

SALES: Net sales for the fiscal fourth quarter 2014 were JPY972 million (US$9.5 million), compared to JPY1,132 million in the prior year period. The year-over-year decrease in net sales was primarily attributable to several delays of large projects and cancellations due to legal settlements.

GROSS PROFIT: Gross profit for the fiscal fourth quarter 2014 was JPY395 million (US$3.8 million), compared to JPY610 million in the prior year period. Gross margin was 40.6% compared with 53.9% in the prior year period. The year-over-year decrease in gross profit was primarily attributable to the aforementioned delays and cancelations associated with the sales cycle.

OPERATING EXPENSES AND INCOME/LOSS: Total operating expenses for the fiscal fourth quarter 2014 were JPY648 million (US$6.3 million), compared to JPY577 million in the prior year period. Operating loss was JPY253 million (US$2.5 million), compared to an operating profit of JPY33 million in the prior year period.

NET INCOME/LOSS: Net loss for the fiscal fourth quarter 2014 was JPY236 million (US$2.3 million), compared to a net profit of JPY10 million in the prior year period.

EARNING PER SHARE: Net loss per ordinary share for the fiscal fourth quarter 2014 was JPY17.74 (US$0.17).

As of March 31, 2014, the Company had a total of 34,411,360 ordinary shares outstanding, or the equivalent of 17,205,680 ADSs. As of March 31, 2014, every two shares of the Company’s common stock represents one ADS.

BALANCE SHEET: The Company’s cash and deposits increased to JPY1.5 billion (US$14 million) as of March 31, 2014, from JPY1.3 billion as of March 31, 2013.

Financial Outlook

For the fiscal year ended March 31, 2015, the Company expects sales to be approximately JPY6,000 million (US$58.3 million), representing year-over-year growth of approximately 43.8%; and for operating income to be approximately JPY710 million (US$6.9 million). These forecasts reflect the Company’s current and preliminary view, which is subject to change.

Statement Regarding Unaudited Condensed Financial Information

The unaudited financial information set forth above is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited condensed financial information. For additional information on the Company’s financial performance, please refer to the Company’s SEC filings at http://ir.ubicna.com/.

Exchange Rate

This announcement contains translations of certain JPY amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from JPY to US$ were made at the rate of JPY102.98 to US$1.00, the noon buying rate in effect on March 31, 2014 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the JPY or US$ amounts referred could be converted into US$ or JPY, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

About UBIC, Inc.

UBIC, Inc. (Nasdaq:UBIC) (TSE:2158) is a leading provider of e-discovery and digital forensic services for Asia and the world. UBIC has extensive experience working with electronically stored information composed in Chinese, Japanese and Korean (CJK) languages and utilizes that expertise for clients involved in cross-border litigation, corporate investigations, intellectual property disputes and much more. At the forefront of e-discovery innovation, UBIC’s proprietary Lit i View® platform is moving the industry from “fact discovery” to “future discovery” by allowing clients to analyze e-mail messages and digital communications found in big data to reveal patterns in human thought and behavior.

For more information about UBIC, contact usinfo@ubicna.com or visit http://www.ubicna.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the amount of data that UBIC expects to manage this year and the potential uses for UBIC’s new service in intellectual property-related litigation, contain forward-looking statements. UBIC may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about UBIC’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: UBIC’s goals and strategies; UBIC’s expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of, UBIC’s services; UBIC’s expectations regarding keeping and strengthening its relationships with customers; UBIC’s plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where UBIC provides solutions and services.  Further information regarding these and other risks is included in UBIC’s reports filed with, or furnished to the Securities and Exchange Commission. UBIC does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and UBIC undertakes no duty to update such information, except as required under applicable law.

Investor Relations Contact:

UBIC, Inc. (North America)

Dan Charnas

Tel: +1 646-308-1561

Email: ir@ubicna.com

ICR, Inc.

Jeremy Peruski

Tel: +1 646-308-1561

Email: ir@ubicna.com

Source: UBIC

	UBIC, Inc.
	Consolidated Statements of Income
	Three months ended			Twelve months ended
	March 31, 2013	March 31, 2014	March 31, 2014	March 31, 2013	March 31, 2014	March 31, 2014
	JPY	JPY	US$	JPY	JPY	US$
Net sales	1,132,484	972,309	9,442	4,679,630	4,171,617	40,509
Cost of sales	522,612	577,172	5,605	1,824,136	2,309,982	22,431
Gross profit	609,872	395,137	3,837	2,855,494	1,861,634	18,078
Selling, general and administrative expenses	577,105	647,721	6,290	1,935,030	2,460,220	23,890
Operating income (loss)	32,766	-252,585	-2,453	920,463	-598,586	-5,813
Non-operating income
Interest income	300	370	4	807	681	7
Dividend income	0	0	0	4,500	6,750	66
Foreign exchange gains	86,509	-45,472	-442	163,918	120,727	1,172
Other	472	911	9	1,717	5,026	49
Total non-operating income	87,282	-44,190	-429	170,943	133,186	1,293
Non-operating expenses
Interest expenses	2,017	1,843	18	10,711	8,898	86
IPO expenses	63,832	0	0	192,107	120,872	1,174
Other	7,140	6,167	60	16,176	34,670	337
Total non-operating expenses	72,989	8,010	78	218,995	164,441	1,597
Ordinary income (loss)	47,059	-304,785	-2,960	872,411	-629,841	-6,116
Extraordinary losses
Impairment loss				—	34745
Total extraordinary losses				—	34745
Income (loss) before income taxes and minority interests	47,059	-304,924	-2,961	872,411	-664,725	-6,455
Income taxes-current	296,856	23,299	226	296,856	23,299	226
Income taxes-deferred	68,784	-138,817	-1,348	68,784	-138,817	-1,348
Total income taxes	37,593	-72,143	-701	367,471	-115,517	-1,122
Income (loss) before minority interests	9,466	-232,782	-2,260	504,939	-549,208	-5,333
Minority interests in income	-111	3,196	31	4,490	4,797	47
Net income (loss)	9,576	-235,977	-2,291	500,448	-554,005	-5,380

	UBIC, Inc.
	Consolidated Balance Sheets
	(Amount in Thousands of Japanese Yen)
	(as of March 31, 2013)	(as of March 31, 2014)
Assets
Current assets
Cash and deposits	1,300,006	1,486,474
Notes and accounts receivable-trade	1,170,614	872,751
Merchandise	235	291
Supplies	1,969	6,777
Deferred tax assets	53,632	200,086
Other	239,950	244,380
Total current assets	2,766,407	2,810,762
Noncurrent assets
Property, plant and equipment
Buildings	111,620	158,960
Accumulated depreciation	-35,164	-47,288
Buildings, net	76,456	111,672
Tools, furniture and fixtures	971,414	1,012,479
Accumulated depreciation	-298,630	-462,105
Tools, furniture and fixtures, net	672,783	550,374
Leased assets	—	14,323
Accumulated depreciation	—	-5,044
Leased assets, net	—	9,279
Total property, plant and equipment	749,239	671,326
Intangible assets
Software	741,833	868,675
Other	96,170	73,516
Total intangible assets	838,004	942,191
Investments and other assets
Investment securities	266,864	372,910
Guarantee deposits	99,081	126,047
Other	36,372	16,584
Total investments and other assets	402,318	515,541
Total noncurrent assets	1,989,562	2,129,059
Total assets	4,755,970	4,939,822

Liabilities
Current liabilities
Accounts payable-trade	81,960	61,720
Current portion of long-term loans payable	184,999	274,599
Accounts payable-other	424,218	262,859
Income taxes payable	138,806	8,938
Provision for bonuses	78,695	91,704
Other	120,897	88,114
Total current liabilities	1,029,577	787,937
Noncurrent liabilities
Long-term loans payable	437,500	438,000
Deferred tax liabilities	56,449	66,399
Provision for retirement benefits	10,909	19,286
Asset retirement obligations	17,356	29,641
Other	9,172	14,901
Total noncurrent liabilities	531,387	568,228
Total liabilities	1,560,964	1,356,165
Net assets
Shareholders’ equity
Capital stock	602,993	1,095,358
Capital surplus	390,453	882,818
Retained earnings	1,924,512	1,210,852
Treasury stock	-26	-26
Total shareholders’ equity	2,917,932	3,189,003
Accumulated other comprehensive income
Valuation difference on available-for-sale securities	141,209	143,529
Foreign currency translation adjustment	17,303	33,141
Total accumulated other comprehensive income	158,512	176,670
Subscription rights to shares	102,051	196,675
Minority interests	16,508	21,306
Total net assets	3,195,005	3,583,656
Total liabilities and net assets	4,755,970	4,939,822